Exhibit 12.1

KERZNER INTERNATIONAL LIMITED

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands of US Dollars)

	For the years ended December 31,					For the nine months ended September 30,
	2000(1)	2001	2002	2003	2004	2005
Income (loss) from continuing operations before provision for income taxes and minority interest	$(109,134)	$38,359	$47,760	$71,769	$61,322	$21,016
Fixed charges	58,713	63,881	41,728	32,059	45,266	43,134
Amortization of capitalized interest	1,579	1,948	1,985	1,993	2,066	1,650
Distributed income of equity investees	18,590	20,036	30,258	21,864	36,974	33,239
Less: Equity earnings in equity investees	(23,733)	(26,473)	(24,832)	(33,640)	(43,364)	(43,494)
Less: Capitalized interest	(11,072)	(1,099)	(237)	(433)	(5,806)	(8,355)
Less: Minority interest that have not incurred fixed charges	—	—	—	(1,340)	7,234	6,561

Earnings available for fixed charges	$(65,057)	$96,652	$96,662	$92,272	$103,692	$53,751

Interest expense and amortization of debt issuance costs, discounts and premiums	$45,678	$60,375	$39,104	$29,264	$36,814	$32,582
Capitalized interest	11,072	1,099	237	433	5,806	8,355
Interest component of rentals(2)	1,963	2,407	2,387	2,362	2,646	2,197

Total fixed charges	$58,713	$63,881	$41,728	$32,059	$45,266	$43,134

Ratio of earnings to fixed charges	—	1.51	2.32	2.88	2.29	1.25

(1)           Earnings were insufficient to cover fixed charges by $123,770 for the year ended December 31, 2000.

(2)           The Company estimates the interest components of rentals to be 0.33.